

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 216
841 Yan'an Middle Road
Jing'An District, Shanghai, China 200040

> **Re: Zhongchao Inc.**
> **Registration Statement on Form F-3**
> **Filed December 19, 2024**
> **File No. 333-283916**

Dear Pei Xu:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed December 19, 2024

Cover Page

1.   Please disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Also include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Finally, where you discuss China's Enterprise Tax Law, revise to acknowledge whether the Double Tax Avoidance Arrangement is applicable to you.

Prospectus Summary, page 1

2.   We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Our Corporate History and Structure, page 6

3.   Please revise your organizational chart to clearly identify the entity investors are purchasing an interest in.

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE, page 12

4.   Please disclose here, as you do on the cover page, that you intend to settle amounts owed under the VIE agreements when required in the future.

Summary of Risk Factors, page 15

5.   In your summary of risk factors, please discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wei Wang